UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

[X] SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

[_] SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2022

Cloudastructure, Inc.

(Exact name of registrant as specified in its charter)

Delaware	87-4054162
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

150 SE 2nd Avenue # 300

Miami, Florida 33131

(Mailing Address of principal executive offices)

(650) 644-4160

Issuer’s telephone number, including area code

In this semiannual report on Form 1-SA, the terms “Cloudastructure”, “we”, “us”, “our” or the “Company” refer to Cloudastructure, Inc.

THIS REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THIS SEMIANNUAL REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

Six months ended June 30, 2022 Compared to six months ended June 30, 2021

Net Revenues. The Company’s net revenues for the six months ended June 30, 2022 were $273,000 compared to $62,000 for the six months ended June 30, 2021, an increase of 337%. This increase was largely the result of a significant increase in the size of the Company’s sales and marketing team during the six months ended June 30, 2022 compared to the same period in 2021 – which we believe provided a boost to the Company’s selling capabilities, resulting in increased revenues from sales.

Cost of Goods Sold. The Company’s cost of goods sold increased from $261,000 for the six months ended June 30, 2021 to $429,000 for the six months ended June 30, 2022. This increase was largely the result of increased sales, which led to increases in spending on cloud infrastructure costs, as well as increased spending on salaries and related employment costs for our operations team (through a mixture of pay-raises and increased headcount) to support installation and delivery of services. However, while net revenues increased 337%, cost of goods sold only rose 164% for the six months ended June 30, 2022 compared to the same period in 2021.

Operating Expenses. The Company’s operating expenses for the six months ended June 30, 2022 and 2021 were as follows:

	Six months ended
	June 30, 2022	June 30, 2021
General and administrative	$2,191,000	$1,322,000
Research and development	1,529,000	424,000
Sales and marketing	2,109,000	1,301,000
Total operating expenses	$5,829,000	$3,047,000

General and administrative expenses were the largest component of operating expenses for the six months ended June 30, 2022, and increased significantly compared to the same period in 2021 primarily due to a non-cash, stock compensation expense of $336,000 incurred in 2022 which was significantly greater than the non-cash, stock compensation paid during the six months ended June 30, 2021, as well as an increase in consultants and professional service expenditures of $391,000 needed to support the Company’s growth in 2022.

Research and development expenses were $1,529,000 for the six months ended June 30, 2022 compared to $424,000 for the six months ended June 30, 2021. The increase in research and development spending during the six months ended June 30, 2022 was mostly due to an increase in research and development personnel costs of $472,000 resulting from an increase in the headcount of our research and development staff, non-cash, stock compensation related to those employees of $184,000 and an increase in consulting expenses of $351,000 where we supplement our full-time employees with cost effective consultants. The increase in our spending on research and development during the six months ended June 30, 2022 is part of the Company’s effort to expand the functionality and features of our existing products as well as develop new products.

Sales and marketing expenses also increased significantly, from $1,301,000 for the six months ended June 30, 2021 to $2,109,000 for the six months ended June 30, 2022. The increase in sales and marketing expense was mostly due to the costs of maintaining a larger sales and marketing team, which led to an increase in sales and marketing personnel costs of $285,000, a non-cash, stock compensation expense of $248,000 for equity compensation granted to sales and marketing personnel, and a travel and expenses increase of $119,000 for our sales and marketing personnel. Marketing expenses also increased by $43,000 for the six months ended June 30, 2022, as the Company expanded its presence online and at trade shows.

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Interest Expense. The Company’s interest expense for the six months ended June 30, 2022 was $3,030 compared to $1,522,000 for the six months ended June 30, 2021. The significant reduction in interest expense incurred for the six months ended June 30, 2022 is primarily the result of converting the Company’s SAFEs to equity that were previously outstanding as of June 30, 2021.

Net Income. As a result of the foregoing, the Company suffered a net loss of $5,989,000 for the six months ended June 30, 2021, compared to net loss of $4,768,000 for the six months ended June 30, 2021.

Liquidity and Capital Resources

Since inception, the Company has relied on raising funds from the issuance of convertible notes, SAFEs, and equity to fund its business. As of June 30, 2022, the Company had cash on hand of $12.8 million and a working capital of $11.9 million. The Company could incur additional losses prior to generating additional positive working capital from operations. The Company also has an accumulated deficit in earnings since inception.

As of the date of this report, the Company expects its current capital will be able to fund operations for at least the next twelve months following the date of this report.

Issuances of Equity

On July 9, 2020, the Company commenced an offering pursuant to Regulation A of the Securities Act of 1933, as amended (the “2020 Regulation A Offering”), initially qualifying the offer and sale of up to $50,000,000 of “units” consisting of 2 shares of Class A Common Stock of the Company, and 1 warrant to purchase 1 share of Class A Common Stock at $0.75 of the Company. In May of 2021, the Company filed a post-qualification amendment to the offering statement to increase the maximum offering amount of the 2020 Regulation A Offering from $50,000,000 to $75,000,000.

On August 25, 2021, the Company filed a supplement to the offering circular to increase the price of the units from $1.00 to $1.20 and to increase the exercise price per share of the warrants comprising the units from $0.75 to $0.90. The 2020 Regulation A Offering terminated on February 21, 2022. As of the termination date, the Company had closed on gross proceeds of $34,483,107.60 from the 2020 Regulation A Offering.

On May 19, 2022, the Company commenced a new Regulation A offering (the “2022 Regulation A Offering”) in order to qualify the offer and sale of up to $58,185,731 of “units” consisting of 2 shares of Class A Common Stock of the Company at $2.00 per unit, and 1 warrant to purchase 1 share of Class A Common Stock of the Company at an exercise price of $1.50

As of June 30, 2022, the Company had closed on gross proceeds of $903,875 from the 2022 Regulation A Offering. The 2022 Regulation A Offering is still ongoing as of the date of this report.

Subsequent to June 30, 2022, the Company has raised an additional $2,186,165 in proceeds from the 2022 Regulation A Offering. Of all of the funds that the Company has raised as of the date of this report from the 2020 and 2022 Regulation A Offerings, $5,450,891 was raised through the exercise of warrants issued in the 2020 and 2022 Regulation A Offerings, all of which occurred in 2022.

Issuances of Convertible Notes

In 2020 and prior years, the Company issued promissory notes and convertible notes in exchange for cash for the purpose of funding its continuing operations (the “Notes”). The Notes accrue interest at the rate of four to six percent per annum and are convertible to equity at a pre-determined discount to market value under certain predefined conditions. Such conditions include, but are not limited to, a qualified equity financing, election by a majority of noteholders on the maturity date of the associated Notes to convert the Notes, or a sale of the Company.

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As of June 30, 2022, the total outstanding principal balance of the Notes was $95,000. All of this amount is represented by Notes that are outstanding beyond their stated maturity date and are immediately due and payable by the Company upon demand by the holders of these Notes along with accrued interest of $76,656. The Company has been informed by the holder of the remaining principal and interest on these Notes that the holder intends to convert the outstanding principal and interest on these notes into 343,312 shares of Class A Common Stock of the Company and 171,656 warrants exercisable for Class A Common Stock of the Company (at an exercise price of $0.75) before the end of 2022.

Issuances of SAFES

On July 16, 2019, the Company completed a Regulation Crowdfunding offering in which it entered into SAFE agreements (Simple Agreement for Future Equity) with investors for net proceeds $345,069. The SAFE agreements have no interest rate or maturity date. The SAFE agreements are convertible at the option of the Company upon an equity financing of the Company in which $1,000,000 in net proceeds are received into shares of the Common Stock or Preferred Stock of the Company issued in such equity financing. The number of shares the SAFE agreements are convertible into is determined by whichever calculation provides for the greater number of shares between: (A) an 80% discount to the pricing in the triggering equity financing; and (B) the price implied by a $7,000,000 valuation cap divided by the capitalization of the Company (as defined in the agreements) at the triggering equity financing. As of July 16, 2019 (the termination date of this offering), the Company raised $380,725 in proceeds from the issuance of SAFEs to investors in this offering. The SAFEs are in the process of being converted into Class A Common Stock at a conversion price of $0.148 per share which will result in the issuance of an additional 2,571,886 shares of Class A Common Stock of the Company at the time of conversion.

On November 1, 2019, the Company commenced another Regulation Crowdfunding offering in which it entered into SAFE agreements with investors. The SAFE agreements become convertible into shares of Preferred Stock of the Company (currently none are authorized) issued in a future equity financing of the Company. The number of shares the SAFE agreements are convertible into is determined by whichever calculation provides for the greater number of shares between: (A) an 80% discount to the pricing in the triggering equity financing; and (B) the price implied by a $10,000,000 valuation cap divided by the capitalization of the Company (as defined in the agreements) at the triggering equity financing. For up to the first $100,000 raised in this offering, investors entered into a SAFE with the same terms, except for a lower valuation cap of $9,000,000. As of April 8, 2020 (the termination date of this offering), the Company had raised $313,482 in proceeds from the issuance of SAFEs to investors in this offering. As of the date of this report, these SAFE agreements have been converted into 1,534,401 shares of Class A Common Stock.

Payroll Protection Program Loan

In 2020, as a result of the COVID-19 pandemic and as authorized by the CARES Act of 2020, the Company obtained a loan for approximately $36,637. This loan was forgivable if certain payroll targets were met. The Company submitted an application for the forgiveness of the loan, which was accepted and approved on September 30, 2021.

Trend Information

In 2022, the Company has focused on growing its customer base in certain targeted areas. As of June 30, 2022, we had signed 2 large customer contracts which, if fully deployed, would add over 700 new locations. These sites will roll out over the next 12 to 18 months. In addition to signed contracts, our sales pipeline at the end of June 2022 was in excess of $26,000,000. While we do not expect that all deals in the pipeline will close, we believe it is an indication of possible future revenue and a substantial increase over the Company’s sales pipeline as of June 30, 2021, which was less than $500,000.

A continuing trend we have identified is the increase of camera pixel counts. Only 10 years ago, a typical camera might have 640x480 pixels. Today a typical camera has 1920x1080 pixels – with some cameras having twice that pixel count in each dimension. The increase in pixel count means there is more to see and our computational resources go up commensurately. We have noticed from the beginning of our business operations that our computational resources tend to follow Moore’s Law (computational power doubles every 18-24 months) and the pixel count increases significantly slower than that. This means that even though camera pixel counts continue to increase, which drives our computational load, the increase is slower than the rate at which computational resources become available to us. As such, we believe this trend will not cause any computational issues for us as these technological trends continue.

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The Company also recently completed acquisitions of substantially all of the assets of two companies - Visionful Holding Inc., a Delaware corporation (“Visionful”) in February 2022 and Infrastructure Proving Grounds, Inc., a Delaware corporation (“IPG”) in July 2022. Visionful offers a smart parking solution for transit providers, as well as commercial companies, hospitals, airports, universities and municipalities who are looking to better understand their parking usage and manage parking efficiency. We believe the acquisition of Visionful will add an exciting new license plate recognition and analytic component to our cloud-based video surveillance platform. Harmonious with Cloudastructure’s security platform, Visionful’s advanced License Plate Recognition features can be integrated with public safety APIs to alert security personnel to the presence of bad actors on their campuses. The feature provides a unique and vital differentiator between Cloudastructure’s award-winning video surveillance platform and that of competitors, which we hope will lead to more opportunities for our Company. IPG produces the award-winning GearBox IoT security tool. GearBox combines a durable appliance with simple execution to allow industrial operators the insight they need to secure their infrastructure. GearBox provides cybersecurity and performance metrics to some of the nation's most critical infrastructure including utilities, commercial buildings, healthcare and transportation. The acquisition will add an important new layer of cybersecurity to the Company’s rapidly expanding physical and cybersecurity platform and will enable Cloudastructure to provide a key service offering for enterprise customers as they embrace new IoT technologies. According to a September 2019 report published by Forrester Consulting entitled, “State of Enterprise IoT Security in North America: Unmanaged and Unsecured:”

•	67% of enterprises have experienced an IoT security incident
•	84% of security professionals believe IoT devices are more vulnerable than computers; and
•	93% of enterprises are planning to increase their spending on security for IoT and unmanaged devices

Routinely installed IoT devices include video surveillance, access control, fire and life safety, utilities, conveyance, HVAC and building management, as well as public internet applications.

We believe GearBox’s “plug-and-play” monitoring of inventory, risk, compliance and rogue device detection, combined with readily accessible normalized data alleviates the level of risk introduced by IoT installations.

ITEM 2. OTHER INFORMATION

None.

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ITEM 3. FINANCIAL STATEMENTS

Cloudastructure, Inc.

CONDENSED BALANCE SHEETS (UNAUDITED)

Amounts in thousands, except share numbers

	June 30, 2022	December 31, 2021
TOTAL ASSETS
Current assets:
Cash and cash equivalents	$12,835	$13,647
Accounts receivable	256	294
Inventory	313	–
Other current assets	233	413
Total current assets	13,637	14,354

Non-current assets:
Fixed assets, net	339	356
Intangible assets, net	298	–

TOTAL ASSETS	$14,274	$14,710

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Liabilities
Current liabilities:
Accounts payable	$562	$396
Accrued expenses	73	213
Deferred revenue	35	52
Convertible notes	133	165
SAFE agreements	873	1,394
Interest payable	69	79
Total current liabilities	1,745	2,299

TOTAL LIABILITIES	1,745	2,299

Shareholders’ equity:
Common stock, Class A (par value $0.001; 250,000,000 shares authorized; 74,954,909 and 65,317,589 shares issued and outstanding at June 30, 2022 and December 31, 2021, respectively)	75	65
Common stock, Class B (par value $0.001; 100,000,000 shares authorized; 6,280,888 shares issued and outstanding at June 30, 2022 and December 31, 2021)	6	6
Additional paid-in capital	32,126	26,028
Accumulated deficit	(19,678)	(13,688)
TOTAL SHAREHOLDERS’ EQUITY	12,529	12,411

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$14,274	$14,710

See accompany notes to the condensed financial statements

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Cloudastructure, Inc.

CONDENSED STATEMENTS OF OPERATIONS (UNAUDITED)

Amounts in thousands, except for per share amounts

	Six Months Ended
	June 30, 2022	June 30, 2021

Revenues, net	$273	$62
Less: cost of goods sold	(430)	(261)
Gross profit (loss)	(157)	(199)

Operating expenses:
General and administrative	2,191	1,322
Research and development	1,529	424
Sales and marketing	2,109	1,301
Total operating expenses	5,829	3,047

Loss from operations	5,986)	(3,246)

Other expenses, net:
Loss from increase in fair value of SAFE agreements	–	(1,448)
Loss from increase in fair value of embedded derivative	–	(42)
Interest expense	(3)	(32)

Net loss	$(5,989)	$(4,768)

Basic and diluted loss per share of Class A and Class B common stock	$(0.08)	$(0.11)

See accompany notes to the condensed financial statements

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Cloudastructure, Inc.

CONDENSED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT) (UNAUDITED)

Amounts in thousands, except share numbers

	Common Stock, Class A		Common Stock, Class B		Additional Paid-in	Accumulated	Total Shareholders’ Equity
	Shares	Amount	Shares	Amount	Capital	Deficit	(Deficit)
Balances as of January 1, 2021	9,989,000	$10	2,980,888	$3	$4,076	$(4,366)	$(277)
Issuances of Class A shares, net of issuance costs	49,843,160	50	–	–	21442	–	21,492
Conversion of notes payable into Class A shares	5,484,489	5	–	–	852	–	857
Exercise of Stock Options	–	–	3,300,000	3	10	–	13
Issuance of note receivable due from shareholder					(373)		(373)
Stock-based compensation	–	–	–	–	21	–	21
Net loss	–	–	–	–	–	(9,322)	(9,322)
Balances as of December 31, 2021	65,317,589	$65	6,280,888	$6	$26,028	$(13,492)	$12,411
Issuances of Class A shares, net of issuance costs	8,103,919	8	–	–	4,808	–	4,816
Conversion of SAFEs into Class A shares	1,534,401	2	–	–	520	–	522
Stock-based compensation	–	–	–	–	769	–	769
Net loss	–	–	–	–	–	(5,989)	(5,989)
Balance as of June 30, 2022	74,954,909	$75	6,280,888	$6	$32,125	$(19,678)	$12,529

See accompany notes to the condensed financial statements

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Cloudastructure, Inc.

CONDENSED STATEMENTS OF CASH FLOWS (UNAUDITED)

Amounts in thousands

	Six Months Ended
	June 30, 2022	June 30, 2021
Cash Flows from Operating Activities
Net Loss	$(5,989)	$(4,768)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	108	28
Stock-based compensation	769	11
Fair value adjustments to embedded derivative and SAFEs	0)	1,490
Changes in operating assets and liabilities:
(Increase) Decrease in accounts receivable	37	(51)
(Increase) Decrease in other current assets	(133)	(1,034)
Increase (Decrease) in accounts payable	166	337
Increase (Decrease) in accrued expenses	(140)	22
Increase (Decrease) in deferred revenue	(18)	31
Increase (Decrease) in interest payable	(10)	32
Net Cash Used in Operating Activities	(5,209)	(3,923)

Cash Flows from Investing Activities
Purchase of fixed assets	(90)	(10)
Acquisition of intangible assets	(299)	–
	(389)	(10)
Cash Flows from Financing Activities
Payments on notes	(32)	(93)
Proceeds from issuance of Class A Common Stock	4,818	19,913
Net Cash Provided by Financing Activities	4,786	19,820

Net Change in Cash	(812)	15,888

Cash at Beginning of Period	13,647	2,836
Cash at End of Period	$12,834	$18,724

See accompany notes to the condensed financial statements

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Cloudastructure, Inc.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

For the Six Months Ended June 30, 2022 and 2021

NOTE 1 - NATURE OF OPERATIONS

Cloudastructure, Inc. (“the Company”) is a corporation organized under the laws of the State of Delaware and headquartered in California. The Company is a technology service provider that focuses on intelligent devices and software for physical security applications. Since inception, the Company has relied primarily on financing activities, including an offering under Regulation A, to fund its operations.

NOTE 2 – BASIS OF PRESENTATION

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and are consistent in all material respects with those applied in our 2021 Form 1-K.

As permitted by SEC requirements for interim reporting, certain footnotes or other financial information have been condensed or omitted. In the opinion of management, all normal and recurring adjustments considered necessary for the fair presentation of the financial statements have been included. Revenues, expenses, assets, and liabilities can vary during each quarter of the year, therefore, the results and trends in these interim financial statements may not be representative of those for the full year.

The information included in this Form 1-SA should be read in conjunction with the financial statements and accompanying notes included in the Company’s 2021 Form 1-K.

NOTE 3 – BASIC AND DILUTED LOSS PER SHARE

The number of shares used to calculate basic and diluted loss per share were as follows for the six months ended June 30:

	2022	2021
Class A common stock	71,640,901	39,814,195
Class B common stock	6,280,888	2,980,888
Total	77,921,789	42,795,083

For the six months ended June 30, 2022 and 2021, approximately 98.6 million and 100.0 million shares, respectively, issuable upon the exercise or conversion of stock options, convertible notes, and SAFEs were excluded from the calculation of diluted loss per share because such amounts were antidilutive.

NOTE 4 – SHARE CAPITAL

Securities Offering:

Beginning in 2020, the Company commenced an offering of units that are exempt from registration under Regulation A. Each unit consists of two shares of Class A Common Stock and one warrant to purchase shares of Class A Common Stock. Through August 24, 2021, the purchase price of each unit was $1.00, and the exercise price of each warrant was $0.75 per share.

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On August 25, 2021, the Company updated its offering of units that are exempt from registration under Regulation A. Beginning on this date, each unit was offered at a price of $1.20 and the exercise price of the accompanying warrant was increased to $0.90 per share. Issued warrants are immediately exercisable and expire 18 months after their issuance date.

On May 19, 2022, the Company updated its offering of units under Regulation A. Beginning on this date, each unit was offered at a price of $2.00 and the exercise price of the accompanying warrant was $1.50 per share.

As of June 30, 2022, the Company had issued 63.2 million shares of Class A common stock and 31.6 million warrants to purchase an additional 23.8 million shares of Class A common stock in connection with this offering. The Company has received cumulative proceeds of $30.2 million, net of issuance costs, through June 30, 2022 in connection with this offering.

The following table is a summary of the outstanding Class A common stock warrants at June 30, 2022 and December 31, 2021:

	Warrants at an Exercise Price of $0.75	Warrants at an Exercise Price of $0.90	Warrants at an Exercise Price of $1.50	Total Warrants
Balance at January 1, 2021	4,994,500	0	–
Issued during 2021	24,936,380	668,955	–
Exercised during 2021	0	0	–
Outstanding at December 31, 2021	24,267,425	668,255	–	29,940,022
Issued during 2022		1,639,009	24,642
Expired during 1H 2022	3,247,450	0
Exercised during 1H 2022	4,484,955	0
Outstanding at June 30, 2022	21,514,720	2,307,264	24,642	23,846,626

Stock-Based Compensation:

The following summarizes stock option activity for the six months ended June 30, 2022:

	Number of Options	Exercise Price Range	Weighted-Average Exercise Price
Options outstanding at January 1, 2022	41,014,000	$0.004	$0.004
Granted	28,510,000	$0.31	$0.31
Canceled	–	–	–
Exercised
Options outstanding at June 30, 2022	69,524,000	$0.004 to $0.31	$0.031

Granted options are exercisable into shares of the Company’s Class B common stock, vest over four years, and expire ten years from the date of grant.

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NOTE 5 – CONVERTIBLE NOTES

At June 30, 2022, the Company had convertible notes outstanding with a combined principal balance of $95,000. The convertible notes have matured and management expects these will convert into 343,312 shares of Class A common stock plus warrants to purchase 171,656 shares of Class A common stock at an exercise price of $0.75 per share prior to December 31, 2022All of this amount is represented by Notes that are outstanding beyond their stated maturity date and are immediately due and payable by the Company upon demand by the holders of these Notes along with accrued interest of $76,656. This note will be converted into 343,312 shares of Class A common stock and 171,656 warrants in the last half of 2022 All of this amount is represented by Notes that are outstanding beyond their stated maturity date and are immediately due and payable by the Company upon demand by the holders of these Notes along with accrued interest of $76,656. This note will be converted into 343,312 shares of Class A common stock and 171,656 warrants in the last half of 2022

NOTE 6 – SAFE INSTRUMENTS

On July 16, 2019, the Company completed a Regulation Crowdfunding offering in which it entered into SAFE agreements (Simple Agreement for Future Equity) with investors for gross proceeds of $380,725. The SAFE is in the process of being converted into Class A Common Stock at a conversion price of $0.148 per share which will result in issuing an additional 2,571,886 Shares

On November 1, 2019, the Company commenced another Regulation Crowdfunding offering in which it entered into SAFE agreements with investors. As of April 8, 2020, the Company had raised $313,482 in proceeds from the issuance of SAFEs to investors in this offering.  As of the date of these financials, the SAFE agreements have been converted into 1,534,401 shares of Class A Common Stock.

NOTE 7 – VISIONFUL ACQUISITION

On February 4, 2022, we completed the acquisition of substantially all of the assets of Visionful, which offers a smart parking solution for transit providers, as well as commercial companies, hospitals, airports, universities and municipalities who are looking to better understand their parking usage and manage parking efficiency. The company was purchased for $282,662 in cash and 293,062 shares of Class A Common Stock

NOTE 8 – SUBSEQUENT EVENTS

On July 8, 2022, the Company completed the acquisition of substantially all the assets of Infrastructure Proving Grounds, Inc. (IPG), a Delaware corporation. The Company, IPG and the stockholders of IPG entered into a purchase agreement dated June 30, 2022. The asset acquisition was deemed completed by the parties as of July 1, 2022.

ITEM 4. EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

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INDEX TO EXHIBITS

2.1++	Amended and Restated Certificate of Incorporation

2.2+	Bylaws

3.1*	Form of Warrant

3.2++	Form of Warrant Agreement, by and between the Company and VStock Transfer, LLC

3.3**	Warrant to Purchase Class A Common Stock of Cloudastructure, Inc. issued to Infrastructure Proving Grounds, Inc.

4++	Form of Subscription Agreement

6.1++++++	Amended Agreement with Dalmore Group, LLC

6.2+	Promissory Note issued by Rick Bentley to the Company dated February 20, 2020 (sole promissory note issued by Rick Bentley)

6.3+	Restricted Stock Purchase Agreement between the Company and Rick Bentley dated February 20, 2020

6.4+	Amended 2014 Stock Option Plan

6.5++++	Rick Bentley Employment Agreement

6.6++++	Gregory Rayzman Employment Agreement

6.7*	Gregory Smitherman Employment Agreement

6.8++++	Lauren O’Brien Employment Agreement

6.9++++	Aircraft Dry Lease Agreement dated February 9, 2021 between the Company and Cloud Transport Operations, LLC.

6.10+++++	Asset Purchase Agreement dated December 30, 2021 between the Company and Visionful, Inc., as amended

6.11*	Promissory Note and Security Agreement dated December 3, 2021 between the Company and Rick Bentley (as Borrower)
6.12**	Asset Purchase Agreement by and among Cloudastructure, Inc., Infrastructure Proving Grounds, Inc. and its Shareholders. †

__________________________

*	Incorporated by reference to the Company’s Form 1-A filed with the SEC on January 1, 2022.
**	Incorporated by reference to the Company’s Current Report on Form 1-U filed with the SEC on July 13, 2022.
+	Incorporated by reference to the Company’s Form 1-A filed with the SEC on April 10, 2020
++	Incorporated by reference to the Company’s Form 1-A/A filed with the SEC on May 26, 2020.
+++	Incorporated by reference to the Company’s Form 1-A/A filed with the SEC on June 11, 2020.
++++	Incorporated by reference to the Company’s Form 1-K filed with the SEC on April 30, 2021.
+++++	Incorporated by reference to the Company’s Form 1-U filed with the SEC on February 8, 2022
++++++	Incorporated by reference to the Company’s Form 1-K filed with the SEC on April 15, 2022

 † Portions of the exhibit have been omitted.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami, Florida, on September 23, 2022.

Cloudastructure, Inc.

/s/ Rick Bentley
By: Rick Bentley, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the date indicated.

/s/ Rick Bentley

Rick Bentley, Chief Executive Officer, Principal Executive Officer, Director

Date: September 23, 2022

/s/ Gregory Smitherman
Gregory Smitherman, Chief Financial Officer, Principal Financial Officer, Principal Accounting Officer
Date: September 23, 2022.

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